Exhibit 99.2

BUSINESS DEVELOPMENTS

Clinical updates

Ameluz® for Treatment on Large or Multiple Surfaces

In October 2020, we completed the clinical phase of the pharmacokinetics study in the United States of Ameluz®. The study had been ongoing since the beginning of 2020 with a temporary interruption due to the effect of restrictions put in place by various state and local governmental authorities in the United States to combat the COVID-19 pandemic. The study evaluated the safety of photodynamic therapy for the treatment of actinic keratosis (AK) on large or multiple surfaces using up to three tubes of Ameluz® at a time. We expect to submit the final study report to the U.S. Food and Drug Administration, or FDA, during the first quarter of 2021.

BF-RhodoLED® XL Lamp

We have also been working diligently to complete the development and the application for approval of the new BF-RhodoLED® XL lamp, which would enable the application of Ameluz® on larger areas. Due to delays in getting supplies for the first manufacturing batch caused by the COVID-19 pandemic, we expect the dossier for marketing approval to be submitted to the FDA in the first quarter of 2021.

Label extension for AK on extremities and trunk/neck

In fall 2019, we submitted the application for label extension to the European Medicines Agency (EMA) to include the treatment of mild and moderate AK on the extremities and trunk/neck with conventional photodynamic therapy (PDT) using Ameluz® and the BF-RhodoLED®. Following the positive vote of the EMA in February 2020, the European Commission formally approved the label extension for Ameluz® in March 2020.

Based on the data for the European label extension, we have also held discussions with the FDA about expanding the label for Ameluz® in the United States to include the treatment of AK in the extremities and trunk/neck. The FDA proposed an additional clinical trial before it would consider approving a label extension of Ameluz® to include additional body regions. We are currently developing the study protocol according to FDA guidelines, and expect patient recruitment to start in the second half of 2021, if funds are available.

Label extension for acne

With regard to the possible label extension of Ameluz® for acne in the United States, we prepared a corresponding development plan for the indication extension and early in 2020, received feedback from the FDA on the design of the necessary clinical trials, and plan to commence the study program in the second half of 2021 as soon as the funds are available to launch the study program.

Ameluz® for treatment of basal cell carcinoma

We are continuing to pursue patient recruitment in the phase III study for the treatment of basal cell carcinoma with Ameluz® in the United States.

Patent updates

We submitted an international patent application regarding anti-migraine compounds to the World Intellectual Property Organization in 2013. A patent in the United States was granted in 2017, expiring in January 2034. The European Patent Office announced on May 13, 2020, that the examining division intends to grant a European patent. The European patent was issued on October 14, 2020.

We filed a U.S. patent application on October 15, 2020 regarding an illumination device for photodynamic therapy, a method for treating a skin disease and method for operating an illumination device.

1

License Agreement with Maruho

In April 2020, we signed a license agreement with Maruho Co. Ltd, Japan (“Maruho”), the parent of Maruho Deutschland GmbH, a major shareholder of ours, granting Maruho’s affiliate exclusive rights to use certain of our proprietary information, patents and trademarks for the purpose of further research and development, marketing and commercialization of Ameluz® for all indications in East Asia and Oceania. Maruho is entitled, with our consent, to conduct its own research and development under the terms and conditions of the license agreement. Maruho will grant us a free and unlimited license for all results of such research and development activities performed by Maruho for commercialization outside East Asia and Oceania.

Under the terms of the license agreement, we will supply Ameluz® to Maruho at cost plus 25%, while Maruho has the obligation to make commercially reasonable efforts to develop, register and market Ameluz® in all countries within East Asia and Oceania. We believe that this arrangement will give us the opportunity to generate long-term revenue in markets that we will not be able to serve with our own resources in the foreseeable future at a relatively low cost and with low business risk. We will continue to focus on the United States and Europe, which are the most significant and already established markets for us. The license agreement has an initial term of 15 years from the commencement of sales and includes milestone payments, royalties on sales and provides for the upfront payment of €6 million to us by Maruho, which we received and which, along with the mandatory convertible bond offering discussed below, helped us maintain a sufficient level of liquidity to sustain business operations during the COVID-19 pandemic. Future payments will be due upon achievement of certain regulatory and commercial milestones. Maruho will also pay royalties of initially 6% of net sales in the countries within East Asia and Oceania, which may increase to 12% depending on sales volume and will decrease in case of the introduction of generic products in these countries.

License Agreement with Galenica AB

In December 2020, Biofrontera Pharma GmbH and Galenica AB (Galenica) signed an exclusive license and supply agreement for the marketing of both Ameluz® and BF-RhodoLED® in Sweden, Norway, Denmark, Finland and Iceland. Galenica AB is entitled to exclusive distribution rights for the Nordic countries. We will supply Ameluz® to Galenica at a transfer price of 50% of the expected net revenues. Furthermore, we will be responsible for the marketing authorization as well as manufacturing and quality control, while Galenica will handle all aspects of commercialization, local registration and reimbursement in the Nordic countries.

Galenica is now working towards the reintroduction of these products in Denmark, Sweden and Norway and their initial launch in Finland and Iceland by the middle of 2021. In addition, Galenica has a right of first refusal for commercialization in the Baltic States.

Mandatory Convertible Bond Offering

In August 2020, we issued the 1.0% qualified subordinated mandatory convertible bond 2020/21 to provide us with liquidity during the COVID-19 pandemic. The bond issue was fully subscribed generating gross proceeds of €7.9 million. Under the terms and conditions of the convertible bonds, each of the convertible bonds can be converted into our no-par ordinary registered shares with a notional interest in the share capital of €1.00 per share and a right to dividends from the year of the share issue. We had the right to convert the convertible bonds into ordinary shares at any time if the trigger price for our ordinary shares of €4.50 had been met.

In November 2020, the trigger price was met and we exercised our right to convert all the bonds that had been issued and 2,638,150 of our ordinary shares were issued from our Contingent Capital I. In December 2020, our share capital was increased by €2,638,150 to €47,747,515 as a result of the conversion of convertible bonds.

Litigation Update

The following information updates the disclosures in “Legal Proceedings” of Item 8.A of our annual report on Form 20-F for the fiscal year ended December 31, 2019.

2

DUSA Litigation

DUSA v. Biofrontera AG

In March 2018, DUSA Pharmaceuticals, Inc., or DUSA, brought a lawsuit against us and our subsidiaries before the District Court of Massachusetts due to alleged infringement of its patents No. 9,723,991 and No. 8,216,289 by sales of BF-RhodoLED® in the United States. In July 2018, DUSA amended its complaint to add claims of trade secret misappropriation, tortious interference with contractual relations, and deceptive and unfair trade practices. For these claims, DUSA has asserted damages for profits allegedly lost by DUSA or alleged unjust enrichment for profits gained by us from sales of the BF-RhodoLED® and Ameluz® in the United States.

Our responses to the patent claims include that it does not infringe the DUSA patents and that the patents are invalid. With regard to the non-patent claims, our responses include that the information does not constitute trade secrets and that our actions do not constitute any violation of trade practices. With regard to DUSA’s claims for damages, our responses include that DUSA has not proven it is entitled to lost profits or unjust enrichment. Submission of expert reports and related discovery regarding these claims finished in early December 2019. The parties filed motions for summary judgment and motions to exclude certain expert testimony closing on February 18, 2020. The Court issued decisions on the motions on October 9, 2020, sending most issues to trial.

The Court has tentatively scheduled a jury trial starting in late November 2021. We expect the trial to proceed through December 2021. We believe that these claims lack merit and intend to defend against them vigorously; however, we cannot guarantee that we will be successful. The Court largely denied a motion by DUSA for a preliminary injunction, but did order us not to use any documents, or documents derived from documents, that originated at DUSA.

In addition, we submitted petitions for inter partes review to the Patent Trial and Appeal Board (PTAB) seeking to have the patents declared invalid. The PTAB issued decisions on February 26, 2019, finding a reasonable likelihood of success on invalidity arguments for some claims, but nonetheless denying institution of the review petitions because the PTAB disagreed on the remainder of claims.

DUSA has asserted claims for damages in these proceedings. However, we consider these claims to be unfounded and unsubstantiated.

Biofrontera Inc. v. DUSA

In July 2018, Biofrontera Inc. brought a lawsuit against DUSA in California Superior Court. Our complaint alleged that DUSA engaged in unfair competition by providing excessive product samples to physicians and by using its distributor Foundation Care to inflate product prices. Our complaint also alleged that DUSA engaged in tortious interference by making statements to third parties regarding the off-label use of its products. Though the court has dismissed our claims related to DUSA’s sampling and pricing practices, the court allowed our tortious interference claims to proceed to discovery.

Given the unprecedented and unforeseen economic circumstances caused by the spread of COVID-19, we have reevaluated our litigation strategy. Given that DUSA has ceased using Foundation Care, we decided at this time to stop prosecuting the case against DUSA in California state court and dismissed those claims.

Deutsche Balaton Litigation

Biofrontera AG v. Deutsche Balaton AG et al.

On June 11, 2018, we filed a complaint in the United States District Court for the Southern District of New York against Deutsche Balaton AG, Wilhelm Konrad Thomas Zours, Delphi Unternehmensberatung AG, VV Beteiligungen AG, ABC Beteiligungen AG, Deutsche Balaton Biotech AG, and Axxion S.A., alleging violations of U.S. federal securities law and state common law in connection with actions taken by the defendants during a tender offer for our ordinary shares that were designed to defame us and negatively impact our share price. On October 1, 2018, Axxion was voluntarily dismissed from the litigation. On December 6, 2018, the remaining defendants filed a motion to dismiss. The motion to dismiss was fully briefed on February 11, 2019. On July 8, 2019, prior to the court issuing a decision on the motion to dismiss, we amended the complaint to include additional allegations regarding the defendants’ tender offer that was the subject of the original complaint and allegations regarding a subsequent tender offer made by certain of the defendants in 2019, including that defendants committed continuing and new violations of U.S. federal securities law. On August 19, 2019, defendants moved to dismiss the amended complaint. The motion was fully briefed on November 8, 2019. On March 27, 2020, the court issued a ruling granting in part and denying in part defendants’ motion to dismiss, permitting certain of our U.S. federal securities law claims to move forward. The court also ordered that the parties conduct jurisdictional discovery in connection with all of the remaining claims and submit supplemental briefing on our common law claims. On June 10, 2020, at the parties’ request, the court stayed the litigation until November 10, 2020, so that the parties could mediate the issues raised in the amended complaint as well as certain other disputes. In order to have sufficient time for the complex negotiations, the parties mutually agreed to extend the original deadline of the stay from November 10, 2020 until the end of February 2021.

3

Deutsche Balaton AG v. Biofrontera AG

In June 2017, our company was served with a claim for rescission and nullification by our company’s significant shareholder Deutsche Balaton AG, in which it sued for nullification of certain resolutions of our Annual General Meeting held on May 24, 2017. The lawsuit was dismissed by Cologne Regional Court in December 2017. On appeal by Deutsche Balaton AG, the Cologne Higher Regional Court granted the action in November 2018. The Cologne Higher Regional Court did not allow a review of the judgment by the Federal Supreme Court in its ruling. Since our company considered the judgment of the Cologne Higher Regional Court to be incorrect, we filed an appeal against the decision with the Federal Supreme Court, which was granted in May 2020. With regard to the creation of authorized capital approved at that meeting, we filed an application for release with the Cologne Higher Regional Court in 2020. The Higher Regional Court of Cologne dismissed the application for release on July 9, 2020.

In its reasons for the decision, the Cologne Higher Regional Court assumed that our management board had violated the requirement of equal treatment of shareholders in connection with a capital increase carried out in October/November 2016 in a severe and unequivocal manner. On September 22, 2020, the German Federal Supreme Court reversed that decision and determined that the violation of law assumed by the Cologne Higher Regional Court had not occurred.

ABC Beteiligungen Litigation

An action for rescission and nullification was brought by ABC Beteiligungen AG, Heidelberg, an affiliate of Deutsche Balaton AG, against resolutions of the Annual General Meeting of Biofrontera AG on May 28, 2020. The action for rescission and nullification is directed against the resolutions under agenda items 6 (resolution on the increase of share capital against cash contributions with the granting of an indirect subscription right), 9 (removal of a Supervisory Board member and election of a new Supervisory Board member), 11 (Resolution on the performance of a special audit on the circumstances of the lawsuit filed in the USA by the Company against Deutsche Balaton AG and other defendants), 12 (Resolution on the performance of a special audit on the circumstances of the withdrawal of the subscription offer for mandatory convertible bonds) and 13 (Resolution on the authorization to issue mandatory convertible bonds and the creation of conditional capital with a corresponding amendment to the Articles of Association). With regard to agenda items 9, 11, 12 and 13, Deutsche Balaton AG requested that the court recognize that the Annual General Meeting adopted the resolutions in the form proposed by Deutsche Balaton AG. The lawsuit is pending before the Cologne Regional Court under file number 82 O 53/20.

With regard to agenda item 6 (resolution on the increase of share capital against cash contributions with the granting of an indirect subscription right), an application for release was filed with the Cologne Higher Regional Court on October 20, 2020. The Higher Regional Court of Cologne granted the motion for release on January 7, 2021.

CFO Transition

On February 2, 2020, we announced that Thomas Schaffer’s last day as chief financial officer of Biofrontera will be February 28, 2021. He will be succeeded by Ludwig Lutter, whose appointment as our chief financial officer will be effective on March 1, 2021.

Ludwig Lutter, 54, is a German citizen, and has over 20 years of experience as chief financial officer at several technology companies. Before joining Biofrontera, he served as chief financial officer for brillen.de, Hotel Reservation Service, Intershop Communications AG, SOPHOS and Poet Holdings, Inc. Prior to that, he served in public accounting and tax consulting for KPMG and other public accounting firms. Mr. Lutter holds a degree in business administration from the University of Texas, and is qualified as a certified tax advisor in Germany. Mr. Lutter does not beneficially own any ordinary shares of Biofrontera.

4

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read such discussion in conjunction with our unaudited interim condensed financial information as of and for the six months ended June 30, 2020 included as Exhibit 99.1 to this Report on Form 6-K. You also should read the discussion of our financial condition and results of operations and our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”) on file with the U.S. Securities and Exchange Commission (the “Commission”).

Unless otherwise indicated or the context otherwise requires, all references to “Biofrontera” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Biofrontera AG and its consolidated subsidiaries, Biofrontera Pharma GmbH, Biofrontera Bioscience GmbH, Biofrontera Neuroscience GmbH, Biofrontera Development GmbH and Biofrontera Inc. Our consolidated financial statements and related notes are presented in euros, or €, and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our consolidated financial statements in this Form 6-K of which this exhibit forms a part have been prepared in accordance with United States generally accepted accounting principles. For any of our subsidiaries that use a functional currency that is not euros, the assets and liabilities have been translated at the closing exchange rate as of June 30, 2020, which was 1.1237 U.S. dollars to 1 euro, while the income and expenses have been translated at the average exchange rate for the six-month period ended June 30, 2020, which was 1.1019____ U.S. dollars to 1 euro. The differences resulting from the valuation of equity at historical rates and applying the period-end exchange rates are reported as a change not affecting profit or loss and carried directly to equity within the other equity components. Transactions realized in currencies other than euros are reported using the exchange rate on the date of the transaction. Assets and liabilities are translated applying the closing exchange rate for each balance sheet date. Gains and losses arising from such currency translations are recognized in income. See “Summary of Significant Accounting Policies — Translation of Amounts in Foreign Currencies” in the notes to our consolidated financial statements included in our 2019 Form 20-F for more information. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in euros.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this annual report regarding our strategy, future operations, regulatory process, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words “believe”, “anticipate”, “intend”, “expect”, “target”, “goal”, “estimate”, “plan”, “assume”, “may”, “will”, “predict”, “project”, “would”, “could” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this report include, but are not limited to, statements about:

●	our ability to achieve and sustain profitability;

●	our ability to compete effectively in selling our products;

●	our ability to expand, manage and maintain our direct sales and marketing organizations;

●	our actual financial results may vary significantly from forecasts and from period to period;

●	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing;

●	our ability to market, commercialize, achieve market acceptance for and sell our products and product candidates;

●	market risks regarding consolidation in the healthcare industry;

5

●	the willingness of healthcare providers to purchase our products if coverage, reimbursement and pricing from third party payors for procedures using our products significantly declines;

●	our ability to adequately protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

●	the regulatory and legal risks, and certain operating risks, that our international operations subject us to;

●	the fact that product quality issues or product defects may harm our business;

●	any product liability claims;

●	the progress, timing and completion of our research, development and preclinical studies and clinical trials for our products and product candidates; and

●	our expectations regarding the merits and outcomes of pending or threatened litigation, including the lawsuit brought by DUSA Pharmaceuticals, Inc. against us before the District Court of Massachusetts claiming patent infringement, trade secret misappropriation, tortious interference with contractual relations, and deceptive and unfair trade practices.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this discussion that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make.

You should read this discussion and the financial statements filed as an exhibit to the report on Form 6-K of which this discussion forms a part completely and with the understanding that our actual future results may be materially different from what we expect. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including those listed in the sections of the 2019 Form 20-F entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Factors Affecting our Results of Operations

We believe that the following factors have influenced and will continue to influence the development of our business and our future financial performance:

Effects of the COVID-19 Pandemic

Since mid-March, we have been affected by the global COVID-19 pandemic as it has disrupted economic activity around the world. We experienced the most significant impact of the COVID-19 pandemic in the United States. While we were able to achieve product sales of around €16.6 million in the United States, our largest market, in the fiscal year 2020, this represents a decline in sales of 29% compared to 2019. In early 2020, sales were slightly lower than expected due to stockpiling of Ameluz® by doctors at the end of 2019 prior to the price increase that became effective on January 1, 2020. Between mid-February and mid-March 2020, we were then able to generate sales revenues in line with our original budget. However, in the second half of March 2020, revenue dropped close to zero as a result of the COVID-19 pandemic. The American Academy of Dermatology, the largest dermatology organization in the United States, in Spring 2020, issued official recommendations that physicians provide patients with remote diagnosis and treatment where possible during the COVID-19 pandemic. We believe that this resulted in a significant decline in the number of patients treated in dermatology practices as well as temporary practice closures.

6

In response to the COVID-19 pandemic, we introduced temporary short-time work for all employees in Germany until the end of July 2020. Similar measures were implemented for our subsidiaries in Spain and the United Kingdom. Biofrontera Inc., our wholly-owned U.S. subsidiary, responded by introducing significant cost-cutting measures, including a reduction of 17 employees. At the same time, a furlough program was introduced in which all employees were obligated to take temporary unpaid leave. In addition, the members of our Management Board and the management of Biofrontera Inc. voluntarily agreed to waive a substantial portion of their salaries.

After sales of our products had initially dropped to almost zero in April 2020, we were able to observe a slow recovery of our U.S. business in May and June 2020. In many parts of the United States, medical practices have reopened at least in part and we believe patients are increasingly willing to undergo treatment for actinic keratoses. However, due to the continuing dynamics of the COVID-19 pandemic in the United States, the delays in product shipments caused by the pandemic in many states and the possibility that federal, state and/or local governmental authorities may impose or re-impose restrictions on activity in response to an increase in infections, hospitalizations and deaths, the situation remains difficult to assess.

Sales of Ameluz® in the United States

Increasing our sales of Ameluz® in the United States is the most important growth driver for our overall business. Our ability to grow our revenues in line with our expectations and to become profitable depends on our ability to successfully meet our sales targets in the United States. As a result of the significant impact of the COVID-19 pandemic on the United States, we experienced an overall decrease in U.S. sales. As the number of COVID-19 cases continue to fluctuate in the United States, it remains very difficult to plan sales revenue growth, thereby leading to a considerable fluctuation range in achievable sales revenues. We believe that the success of our sales strategy in the United States will be influenced heavily by the U.S. response to the COVID-19 pandemic, our ability to obtain from the FDA approval for further label extensions for Ameluz® and our ability to promote our products in the medical community.

Acquisition of Cutanea Life Sciences, Inc.

Overview

On March 25, 2019, we announced that we, through a U.S. subsidiary, had acquired Cutanea Life Sciences, Inc. (“Cutanea”) from Maruho, the parent company of our major shareholder Maruho Deutschland GmbH. For information relating to the acquisition, including a summary of the Share Purchase and Transfer Agreement dated March 25, 2019, by and among Biofrontera Newderm LLC, Biofrontera AG, Maruho and Cutanea Life Sciences, Inc. (the “Cutanea Purchase Agreement”), relating thereto, please refer to our annual report on Form 20-F for the fiscal year ended December 31, 2018 (the “2019 Form 20-F”), including the notes to our audited financial statements included therein. Descriptions of any portion or portions of the Cutanea Purchase Agreement contained herein are qualified in their entirety by reference to the Cutanea Purchase Agreement, a copy of which is filed as Exhibit 4.13 to our 2018 Form 20-F. As of December 31, 2019, Cutanea was merged with Biofrontera Inc.

At the time of the acquisition, Cutanea had two prescription drugs approved by the U.S. Food and Drug Administration: Xepi®, a prescription antibiotic cream for the treatment of impetigo (a common bacterial skin infection) and Aktipak®, a generic drug for the treatment of mild-to-moderate acne. Xepi® is produced for Biofrontera by Ferrer Internacional S.A., the licensor of Xepi®, which supplied Cutanea, and now supplies Biofrontera, with the finished product. At the time of the acquisition, Cutanea also had other operations, including significant research and development projects.

After our acquisition of Cutanea’s business, Cutanea was significantly restructured before it was merged into Biofrontera Inc. Due to technical challenges with the manufacturing process of Aktipak®, which could not be remedied in the short term, Biofrontera ceased the production and sale of Aktipak® in August 2019. Biofrontera incurred only de minimis expenses related to Aktipak® before and in connection with discontinuing that product, and does not expect to incur going forward any expenses relating to Aktipak® that will not be reimbursed by Maruho in connection with the Cutanea Purchase Agreement. As part of our acquisition of Cutanea, we returned to Maruho or discontinued all of Cutanea’s research and development projects. As of December 31, 2019, approximately 95% of Cutanea’s workforce as of the date of the acquisition had been terminated, and we had dissolved or eliminated through mergers or other internal restructuring all Cutanea legal entities. Thus, because of the discontinuance of Aktipak® sales and the treatment in the transaction of research and development projects, Biofrontera’s acquisition of Cutanea represented, in substance, the acquisition of only the rights to market a single product, Xepi®. Accordingly, except for the single Xepi® product line (and de minimis impacts from Aktipak®-related operations that have already been discontinued), none of the other historical business activities of Cutanea have impacted our results of operations, and we do not expect that they will impact our results of operations in the future. Xepi® first became available on the market in November 2018.

7

Effects of Acquisition of Cutanea on Our Income Statement

Cutanea and its subsidiaries Dermarc LLC and Dermapex LLC were fully consolidated on March 25, 2019, the date we acquired Cutanea. Sales revenues for Xepi® and Aktipak® as well as cost of sales calculated applying the cost of sales method, are reported in the respective items of our consolidated income statement for the fiscal year ended December 31, 2019.

The following table sets forth the sales revenue, cost of sales, research and development costs, general administrative costs and sales and marketing costs attributable to Cutanea and its subsidiaries, as included in our consolidated statement of comprehensive income for the period from March 25, 2019 to December 31, 2019:

March 25 - December 31, 2019

€ thousands
Sales revenue(1)	822
Cost of sales(2)	(1,148)
Research and development costs(2)	(103)
General administrative costs(2)	(2,334)
Sales and marketing costs(2)	(5,906)

(1) Attributable to Xepi® and Aktipak® from and including acquisition date of March 25, 2019
(2) Attributable to operations of Cutanea and its subsidiaries from and including acquisition date of March 25, 2019

Pursuant to the Cutanea Purchase Agreement, Maruho agreed to, among other things, assume all (1) ongoing costs that we may incur in connection with our operation of Cutanea’s business during the first three months after completion of the acquisition and (2) restructuring expenses incurred at Cutanea from any restructuring activities commenced or decided within three months from the acquisition date, including a substantial portion of the costs set forth in the table above. These costs will be paid using cash and cash equivalents acquired by Biofrontera upon the acquisition of Cutanea, or they will be passed on to Maruho in accordance with the Cutanea Purchase Agreement and reported under other income. Other income attributable to reimbursement from Maruho amounted to €6.2 million for the period from March 25, 2019 to December 31, 2019.

In addition, badwill in the amount of €14.8 million was included in our other income for the fiscal year ended December 31, 2019. Badwill results from the negative difference in asset and liability items measured at fair value resulting from the purchase price allocation in connection with our acquisition of Cutanea. No badwill was recorded after December 31, 2019.

Financing Needs

As of the date of this Report on Form 6-K, we believe that existing cash and cash equivalents will be sufficient to fund operations for the next 12 months from the date of this report at least. However, changing circumstances may cause us to consume capital significantly faster than currently anticipated, and we may need to spend more money than currently expected because of circumstances beyond the control of the Company. The report of the independent registered public accounting firm accompanying our December 31, 2019 and 2018 audited financial statements contained an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. The prior financing requirement of at least €5 million to maintain business operations until the end of April 2021 was covered by the successful placement of a mandatory convertible bond generating gross proceeds of €7.9 million, leaving the Company with sufficient liquidity at present. We prioritize the use of our funds as follows: firstly, to pursue clinical studies; secondly, to fund the development of the larger BF-RhodoLED® lamp; and thirdly, to finance our general business operations, which includes improving the market positioning of our products.

8

Litigation Relating to Our Intellectual Property and Other Litigation

Despite lower legal costs incurred due to our litigation with DUSA Pharmaceuticals, Inc., in the first nine months of 2020, we expect the legal costs related to our intellectual property and other litigation may affect our operating results and financial condition in future periods.

Recent Developments

Set forth below is certain limited unaudited financial information as of and for the three months and nine months ended September 30, 2020. In connection with our listing on the Frankfurt Stock Exchange, we published substantially all of this financial information in an announcement issued on November 11, 2020. This financial information has been prepared under IFRS as adopted by the European Union (“EU”). No material differences are believed to exist between the presented financial information in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB.

The information presented in this section is not a comprehensive statement of our financial results for the three months and nine months ended September 30, 2020 and should not be considered a substitute for full annual audited or interim unaudited financial statements. The information presented herein should be read in conjunction with the consolidated audited financial statements and related notes filed as part of our Annual Report on Form 20-F for the year ended December 31, 2019 and our interim unaudited financial statements for the six-month period ended June 30, 2020 which have been filed as an exhibit to the report on Form 6-K of which this section is a part.

The following is not intended to serve as a complete management’s discussion and analysis of our financial condition and results of operations for the period presented and does not include all the information that a domestic issuer in the United States whose securities are registered under the Securities and Exchange Act of 1934 would be required to disclose.

Key Figures

in EUR thousands (if not stated otherwise)	9M 2020 unaudited	9M 2019 unaudited	Q3 2020 unaudited	Q3 2019 unaudited
Sales revenue	20,829	19,059	4,713	5,155
Gross profit on sales	18,262	14,865	3,637	3,445
Research and development costs	(3,403)	(3,215)	(1,014)	(894)
General administrative costs	(6,882)	(12,108)	(2,470)	(4,340)
Sales costs	(16,340)	(20,635)	(4,189)	(6,440)
Loss on operations	(8,364)	(21,093)	(4,036)	(8,229)
Financial result	(1,642)	(2,259)	(927)	(914)
Other expenses and income	(1,630)	20,828	(1,438)	(2,407)
Loss before income tax	(11,635)	(2,524)	(6,401)	(11,550)
Total result for the period	(10,903)	(3,265)	(5,498)	(11,822)

In EUR thousands (if not stated otherwise)	9M 2020 unaudited	December 31, 2019
Net assets
Total assets	55,635	58,363
Non-current assets	31,599	35,872
Cash and cash equivalents	16,619	11,119
Other current assets	7,417	11,372
Non-current liabilities	47,788	36,830
Current liabilities	8,929	11,578
Equity	(1,083)	9,955

9

	9M 2020 unaudited	9M 2019 unaudited
Employees (as of September 30)	155	191

Biofrontera Share
Number of shares outstanding (as of Sep, 30)	44,849,365	44,849,365
Share price (XETRA closing price in EUR on Sep, 30)	3.46	6.00

Results of Operations

Sales Revenue

Our sales revenue for the nine-month period ended September 30, 2020 increased by 9% to €20.8 million compared to €19.1 million in the nine-month period ended September 30, 2019, driven primarily by growth in Germany and a one-time payment of €6.0 million, which was received by the Company from Maruho Co., Ltd. under the Maruho license agreement. Revenues from product sales in the nine-month period ended September 30, 2020, amounted to €14.3 million, a decrease of 23% compared to the same period in 2019. In the United States, product sales of €9.1 million in the nine-month period ended September 30, 2020 were down 33% compared to €13.6 million in the same period of 2019. This includes €202,000 in sales generated by the sale of Xepi®. Sales in other European countries decreased by 26% to €1.3 million in the nine-month period ended September 30, 2020, compared to €1.8 million in the nine-month period ended September 30, 2019. Sales from other regions amounted to €6.5 million in the nine-month period ended September 30, 2020, compared to €367,000 in the nine-month period ended September 30, 2019 and included a one-time payment of €6.0 million under the Maruho license agreement. The decrease in revenues from product sales is primarily due to the effects of the COVID-19 pandemic and the response thereto, especially in the United States, which limited access to, and demand for, our products. The notable exception to this trend were sales in Germany which increased by 19% to €3.9 million in the nine-month period ended September 30, 2020 compared to €3.3 million in the same period of 2019.

Gross Profit on sales

Gross profit on sales for the nine months ended September 30, 2020 increased by €3.4 million to €18.3 million compared to €14.9 million in the same period in 2019. The gross margin increased from 78% in the first nine months of 2019 to 88% in the first nine months of 2020, mainly due to the revenue from the one-time payment received under the Maruho license agreement, which is not offset by any directly attributable sales costs

Research and Development Costs

Research and development costs for the nine months ended September 30, 2020 amounted to €3.4 million, which was slightly above the costs of €3.2 for the nine months ended September 30, 2019. Research and development costs include costs for clinical studies as well as regulatory expenses, i.e., the granting, maintenance and extension of our approvals.

General Administrative Costs

General administrative expenses amounted to €6.9 million in the nine months ended September 30, 2020, compared to €12.1 million in the nine months ended September 30, 2019, a decrease of €5.2 million. This was primarily due to the cost-saving measures we introduced as a result of the COVID-19 pandemic as well as lower legal costs. Additionally, the 2019 figure also included costs due to the first-time consolidation of Cutanea Life Sciences, Inc. (which we acquired in March 2019).

10

Sales Costs

Sales costs amounted to €16.3 million for the nine months ended September 30, 2020, a decrease of €4.3 million compared to €20.6 million for the nine months ended September 30, 2019. This decrease was mainly due to the cost-saving measures introduced as a result of the COVID-19 pandemic as well as the fact that the 2019 figure also included costs due to the first-time consolidation of Cutanea Life Sciences, Inc. (which we acquired in March 2019). Both these effects led to a total reduction in costs of €6.3 million, which was offset by a non-cash impairment of the Xepi® license in the amount of €2.0 million in the first quarter of 2020. This resulted in the total decrease of €4.3 million.

Loss on Operations

The loss from operations of €8.4 million for nine months ended September 30, 2020, compared to the loss of €21.1 million in the nine months ended September 30, 2019, improved due to the cost-saving measures implemented during the reporting period as well as due to the effects of the first-time consolidation of Cutanea Life Sciences, Inc. acquired in March 2019 included in the previous year’s figure.

Other Income and Expenses

Other income and expenses totaled €(1.6) million for the nine months ended September 30, 2020 compared to €20.8 million for the same period of 2019. The decrease is primarily due to the one-time effects of €19.3 million from the acquisition of Cutanea Life Sciences, Inc. This figure also includes expenses and income from currency translation.

Group Assets

The changes in the financial position are as follows as of September 30, 2020:

in EUR thousands	September 30, 2020 unaudited	December 31, 2019
Non-current assets	31,599	35,872
Current financial assets	19,274	17,227
Other current assets	4,762	5,264
Total assets	55,635	58,363

Equity	(1,083)	9,955
Non-current liabilities	47,788	36,830
Current financial liabilities	2,809	5,507
Other current liabilities	6,120	6,071
Total equity and liabilities	55,635	58,363

Non-Current Assets

Non-current assets amounting to a total of €31.6 million include the recognized deferred tax assets on tax loss carryforwards for Biofrontera Pharma GmbH in the amount of €7.5 million and the acquired Xepi® license in the amount of €17.9 million. The value of the carrying amount was verified by an impairment test, which also includes the current market situation caused by the COVID-19 pandemic and the resulting delays in the market penetration of Xepi®. As a result, this led to a non-cash impairment in the amount of €2.0 million.

Current Financial Assets

Current financial assets as of September 30, 2020, totaled €19.3 million. This includes cash and cash equivalents of €16.7 million (December 31, 2019: €11.1 million) and trade receivables of €2.0 million (December 31, 2019: €5.0 million).

11

Other Current Assets

Other current assets mainly include inventories amounting to €4.7 million as of September 30, 2020 (December 31, 2019: €5.3 million).

Equity

The fully paid in share capital of the parent company, Biofrontera AG, amounted to €44.8 million as of September 30, 2020. It was divided into 44,849,365 registered shares with a nominal par value of €1.00 each. Total equity as of September 30, 2020 amounted to €(1.1) million compared to €9.6 million as of December 31, 2019. The decrease in equity can be attributed to the additional losses incurred in the first nine months of 2020.

Non-Current Liabilities

Non-current liabilities include financial liabilities (€30.4 million as of September 30, 2020; December 31, 2019: €22.1 million) and other non-current financial liabilities from the purchase price for Cutanea (€17.3 million as of September 30, 2020; December 31, 2019: €14.7 million). The increase in the purchase price liability, compared to December 31, 2019, is mainly due to the provision of further start-up costs from Maruho in the amount of €2.9 million. Also included in non-current liabilities are liabilities from the stock appreciation rights program in the amount of €90,000 (Dec 31, 2019: €0). The non-current financial liabilities include the loan from the under our credit facility with European Investment Bank, or EIB, including the performance participation interest payment in the amount of €17.6 million as September 30, 2020 (December 31, 2019: €17.1 million), the non-converted portion of the convertible bond 2017-22 in the amount of €2 million as of September 30, 2020, the non-converted portion of the convertible bond 2020-21 in the amount of €7.9 million as of September 30, 2020 and liabilities from leasing agreements in the amount of €2.9 million to be recognized under IFRS 16.

Current Financial Liabilities

Current financial liabilities mainly include trade payables of €1.6 million as of September 30, 2020 (December 31, 2019: €4.2 million) and liabilities from leases in the amount of €1.1 million (Dec 31, 2019: €1.0 million) to be recognized in accordance with IFRS 16.

Other Current Liabilities

Other current liabilities amounted to €6.1 million and primarily comprise provisions of €3.0 million (Dec 31, 2019: €3.5 million) and accrued liabilities of €1.6 million (Dec 31, 2019: €2.2 million). This item also includes liabilities towards employees for payments to the Company for exercising options for which shares were not transferred until the fourth quarter 2020 in the amount of €703 thousand.

Condensed consolidated balance sheet as of September 30, 2020

Assets

in EUR thousands	September 30, 2020	December 31, 2019
	unaudited
Non-current assets
Tangible assets	5,218	5,230
Intangible assets	18,906	22,848
Deferred taxes	7,475	7,794
Total non-current assets	31,599	35,872

Current assets
Current financial assets
Trade receivables	2,042	5,031
Other financial assets	613	1,077
Cash and cash equivalents	16,619	11,119
Total current financial assets	19,274	17,227

Other current assets
Inventories	4,171	4,065
Income tax reimbursement claims	5	4
Other assets	586	1,195
Total other current assets	4,762	5,264

Total current assets	24,036	22,491
Total assets	55,635	58,363

12

Equity and liabilities

in EUR thousands	September 30, 2020	December 31, 2019
	unaudited
Equity
Subscribed capital	44,849	44,849
Capital reserve	117,969	118,103
Capital reserve from foreign currency conversion adjustments	835	(288)
Loss carried forward	(152,709)	(145,351)
Loss for the period	(12,027)	(7,358)
Total equity	(1,083)	9,955

Non-current liabilities
Financial debt	30,448	22,110
Other financial liabilities	17,340	14,720
Total non-current liabilities	47,788	36,830

Current liabilities
Current financial liabilities
Trade payables	1,645	4,196
Current financial debt	1,148	1,212
Other financial liabilities	16	99
Total current financial liabilities	2,809	5,508

Other current liabilities
Income tax	26	11
Other provisions	2,986	3,495
Other current liabilities	3,109	2,565
Total other current liabilities	6,120	6,071

Total current liabilities	8,929	11,578
Total equity and liabilities	55,635	58,363

13

Condensed consolidated statement of comprehensive income for the first nine months of the 2020 and 2019 fiscal years

in EUR thousands	9M 2020	9M 2019	Q3 2020	Q3 2019
	unaudited	unaudited	unaudited	unaudited
Sales revenue	20,829	19,059	4,713	5,155
Cost of sales	(2,567)	(4,194)	(1,076)	(1,710)
Gross profit from sales	18,262	14,865	3,637	3,445

Operating expenses
Research and development costs	(3,403)	(3,215)	(1,014)	(894)
General administrative costs	(6,882)	(12,108)	(2,470)	(4,340)
Sales costs	(16,340)	(20,635)	(4,189)	(6,440)

Loss from operations	(8,364)	(21,093)	(4,036)	(8,229)

Interest expenses	(691)	(1,694)	(252)	(637)
Effective interest expenses	(1,411)	(950)	(604)	(453)
Interest income	460	385	(72)	176
Other expenses	(2,022)	(255)	(1,720)	(66)
Other income	393	21,082	283	(2,341)

Profit/loss before income tax	(11,635)	(2,524)	(6,401)	(11,550)
Income tax	(392)	(25)	(54)	-
Profit/loss for the period	(12,027)	(2,549)	(6,456)	(11,550)

Expenses and income not included in profit/loss
Items which may in future be regrouped into the profit and loss statement under certain conditions.	1,124	(716)	958	(272)
Translation differences resulting from the conversion of foreign business operations
Other expenses and income total	1,124	(716)	958	(272)

Total result for the period	(10,903)	(3,265)	(5,498)	(11,822)

Basic earnings per share in EUR	(0.24)	(0.06)

Selected Consolidated Financial Data

The following tables set forth a summary of the consolidated historical financial information of, and for the periods ended on, the dates indicated for Biofrontera. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected consolidated statement of operations data for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017, and the selected consolidated balance sheet data as of December 31, 2019 and December 31, 2018 have been derived from our audited consolidated financial statements. Our selected consolidated statement of operations data for the six months ended June 30, 2020 and June 30, 2019 and the selected consolidated balance sheet data as of June 30, 2020 have been derived from our unaudited interim condensed consolidated financial statements included as an exhibit to the report on Form 6-K of which this exhibit forms a part. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results for the periods presented.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes included as an exhibit to the report on Form 6-K of which this discussion forms a part.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Six Months ended June 30, unaudited		Year Ended December 31,
	2020	2019	2019	2018	2017
	€	€	€	€	€
	(amounts in thousands, except share and per share data)
Statement of operations data:
Sales Revenue	16,116	13,904	31,265	21,107	12,025
Gross Margin	90.75%	82.14%	84.41%	78.91%	85.73%
Research and development costs	(2,389)	(2,322)	(4,636)	(4,427)	(4,225)
Sales costs	(12,151)	(14,195)	(28,856)	(17,744)	(16,922)
General administrative costs	(4,412)	(7,768)	(16,275)	(12,963)	(3,097)
Loss from operations	(4,327)	(12,864)	(23,377)	(18,478)	(13,934)
Loss before income tax	(5,233)	9,027	(4,777)	(19,269)	(16,102)
Loss for the period	(5,571)	9,001	(7,358)	(8,878)	(16,102)

14

	Six Months ended June 30, unaudited		Year Ended December 31,
	2020	2019	2019	2018	2017
	€	€	€	€	€
Per share data:
Basic and diluted loss per share	(0.12)	0.20	(0.16)	(0.20)	(0.42)
Basic and diluted operating loss per share	(0.10)	(0.29)	(0.52)	(0.42)	(0.37)
Shares used in computing basic and diluted loss per share	44,849,365	44,635,447	44,690,009	43,669,264	38,076,087

	At June 30,	At December 31,
	2020 unaudited	2019	2018	2017
		€	€	€
	(amounts in thousands)
Balance sheet data:
Cash and cash equivalents	10,550	11,119	19,451	11,083
Other current financial assets	2,964	6,108	4,191	2,132
Other current assets	5,350	5,264	3,945	5,239
Non-current Assets	33,099	35,872	11,546	1,394
Total assets	51,963	58,363	39,133	19,848
Long-term liabilities	_39,261	36,830	15,007	12,355
Current liabilities	7,965	11,578	7,770	4,112
Total shareholders’ equity	4,737	9,955	16,356	3,381

(1)	See Note 24 to our consolidated financial statements filed with our 2019 Form 20-F for further details on the calculation of basic and diluted loss per ordinary share.

(2)	Per share data are calculated by dividing net consolidated loss by the weighted average number of outstanding ordinary shares during the year in accordance with IAS 33.

Components of Our Results of Operations

Revenue

We generate revenue through the sale of our products Ameluz®, BF-RhodoLED® and Belixos® (our cosmetic skin care product). Following our acquisition of Cutanea Life Sciences, Inc. in March 2019, we have begun to generate revenue through sales of Xepi®.

In Germany, Spain, the United Kingdom, or UK, and the United States, we distribute and sell Ameluz® through our own sales force and recognize revenue upon shipment to our customers, such as wholesalers or hospitals or physicians. We have entered into license and distribution agreements with a variety of partners in other European countries and Israel. According to these agreements, we produce our products and sell them to our distribution or commercial partners at a transfer price, which is a defined percentage of the estimated final sales price in the respective country or territory. Such percentages range from 35% to 55%. Since production of Ameluz® is specific for most countries, we typically produce larger lots for our distribution or commercial partners and ship and invoice them. Our distribution or commercial partners hold inventory and subsequently sell stock over time in their applicable country or territory. We recognize revenue upon shipment to such partners. Upon signing of our license and distribution agreements, we also typically receive one-time payments from our distribution partners.

15

Accordingly, the primary factors that determine our revenue derived from our products are:

●	the level of orders generated by our sales force in the Germany, Spain, the UK and the United States;
●	the level of orders from our commercial partners;
●	the level of prescriptions and institutional demand for our products; and
●	unit sales prices.

As discussed elsewhere in this Operating and Financial Review, the COVID-19 pandemic has impacted sales revenue, especially in the United States, our largest market. As long as the COVID-19 pandemic continues, we expect that it will have an impact on sales revenue in the regions that are affected by the COVID-19 pandemic.

Revenue from sales of our BF-RhodoLED® PDT lamp, are relatively insignificant compared with the revenues generated through our sales of Ameluz®.

Because traditional PDT treatments using a lamp are performed more frequently during the winter, our revenue has historically been higher during the first and fourth quarters than during the second and third quarters. However, daylight PDT is more frequently performed during the summer (and often cannot be performed during the winter). For this reason, we believe that our approval from the European Commission for daylight PDT may have the effect of smoothing our revenue throughout the year.

The following table provides a breakdown of revenue for the six-month periods ended June 30, 2020 and 2019:

	Six months ended June 30, unaudited
	2020	2019
	€ thousands
Germany	2,364	2,154
Europe	965	1,357
United States	6,347	10,231
Other Regions	6,441	162

Total revenue	16,116	13,904

Cost of Goods Sold

Our cost of goods sold is comprised of all direct manufacturing expenses for our products, including any expenses associated with manufacturing and logistics, such as packaging, freight or transportation costs. We further include any costs associated with changes or upgrades in the manufacturing processes at our third-party manufacturers which had to be paid by us to fulfill certain obligations requested by the European Medicines Agency, or EMA, or the FDA. All overhead costs associated with manufacturing are also included in our costs of goods sold.

Research and Development Expenses

We incur research and development expenses related to our clinical and drug and medical device development programs. Our research and development expenses consist of expenses incurred in developing, testing and manufacturing drugs and devices for clinical trials, as well as seeking and maintaining regulatory approval of our product and product candidates, including:

●	expenses associated with regulatory submissions, clinical trials and manufacturing;
●	payments to third party contract research organizations contract laboratories and independent contractors;
●	payments made to regulatory consultants;
●	payments made to third party investigators who perform clinical research on our behalf and clinical sites where such testing is conducted;

16

●	personnel related expenses, such as salaries, benefits, travel and other related expenses;
●	expenses incurred to obtain and maintain regulatory approvals and licenses, patents, trademarks and other intellectual property; and
●	facility, maintenance, and allocated rent, utilities, and depreciation and amortization, and other related expenses.

As we continue our clinical trial program for Ameluz®, both to show effectiveness in comparison to other drugs or therapies and to try to extend the current indications of Ameluz®, we expect to incur increasing levels of research and development expenses. In addition, any termination of, or delays in completing, our clinical trials will slow down our product development and approval process, leading to increased costs.

We incurred total research and development expenses of €2.4 million and €2.3 million for the six months ended June 30, 2020 and 2019, respectively.

Sales Costs

Sales costs consist primarily of salaries, benefits and other related costs for personnel serving in our sales, marketing and business development functions in Germany, Spain and the United States. Our sales costs also include costs related to marketing materials as well as sales congresses, industry conferences and similar events conducted to promote our products.

We incurred sales costs of €12.2 million and €14.2 million for the six months ended June 30, 2020 and 2019, respectively. The decrease in sales costs compared to the year-earlier period resulted from the cost savings measures we implemented in response to the COVID-19 pandemic, which were partly offset by the non-cash impairment of the Xepi®-license of €2.0 million.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including finance, investor relations, information technology and human resources. Other significant costs in this category include facilities costs and professional fees for accounting and legal services, investor relations, travel, insurance premiums and depreciation. Our general and administrative expenses decreased during the six months ended June 30, 2020 as compared to the same period in 2019 and as a result of cost savings measures we implemented in response to the COVID-19 pandemic as well as lower legal costs during the reporting period. We incurred general and administrative expenses of €4.4 million and €7.8 million for the six months ended June 30, 2020 and 2019, respectively.

Stock Compensation

We grant stock options to members of our management board, senior management, and employees. We recognize compensation expense as a charge to operations over the relevant vesting period of the options, which generally is four years. The aggregate estimated fair value for options issued during the six months ended June 30, 2020 was approximately €2.8 million as compared to €2.9 million in the six months ended June 30, 2019, which is being recognized over the vesting periods. Total compensation expense recorded related to options during the six months ended June 30, 2020, was approximately € 0.2 million. From inception through June 30, 2020, we have incurred cumulative compensation expense related to stock options of approximately € 1.5 million.

Interest Expense

Finance expense consists of interest income and interest expense, and foreign exchange gains (losses). Interest income consists of interest earned on our cash and cash equivalents. The interest expenses we incurred were principally comprised of interest payments under the EIB credit facility and on our outstanding warrant bond, using the effective interest method as well as the fair-value valuation of the purchase price liability. We incurred interest expense of €715,000 and €1.35 million in the six months ended June 30, 2020 and 2019, respectively.

17

Other Income and Expenses

Other income and expenses were €(191,000) and €23.24 million in the six months ended June 30, 2020 and 2019, respectively. Other income and expenses is comprised of badwill expenses, certain other expenses and gains and losses from currency conversion. The significant decrease in other income and expenses during the six months ended June 30, 2020 resulted from the €17.32 million in badwill in 2019 in connection with our acquisition of Cutanea Life Sciences, Inc. as well as other income generated from the reimbursement of restructuring costs by Maruho.

Income Taxes

We recorded €338,000 and €26,000 in income tax expense during the six months ended June 30, 2020 and 2019, respectively. In prior reporting periods, as a result of the net losses we have incurred in each fiscal year since inception, we recorded no provision for income taxes. Deferred tax assets are generally determined on the basis of the existing income tax rates in Germany. As a result of the German Company Tax Reform Act 2008, the corporation tax rate is set at 15%. When a solidarity surcharge of 5.5% is included, this results in a combined tax rate of 15.8%.

In addition to the corporate tax rate, our company is also subject to a local business tax rate of 8.6%. As the business taxes are not deductible as an operating expense, the resulting tax rate is 25.4%.

Loss carry forwards have an unlimited carry forward period under current German law.

We are also subject to corporate taxation in the United States. We are entitled under U.S. laws to carry forward any losses incurred from tax years ending on or before December 31, 2018 for a period of twenty years and can offset our losses carried forward against future taxes.

Due to the lack of predictability regarding future taxable profits, the existing deferred tax assets deriving, as a matter of principle, from loss carryforwards and tax-deductible differences were generally not recognized on the balance sheet, in accordance with IAS 12.34. On our balance sheet as of June 30, 2020, however, we capitalized deferred tax assets of € 7.5 million as our wholly owned subsidiary Biofrontera Pharma GmbH has become profitable and is expected to remain profitable such that we will be able to set off respective loss carry-forwards against future profits in accordance with German tax acts.

Effect of Foreign Currency Fluctuations

We publish our consolidated financial statements in euros. Historically, most of our revenues and expenses have also been denominated in euros. Therefore, historically, we had not been subject to any major influences on our net income due to currency exchange effects. Since we obtained FDA approval and began to commercialize our products in the United States, however, we now generate a significant part of our revenues and expenses in U.S. dollars. These revenues and expenses incurred in U.S. dollars will be translated into euros when they are reported in our consolidated financial statements. As a result, any substantial future appreciation or decline of the U.S. dollar against the euro could have a material effect on our revenue and profitability.

Our holding company Biofrontera AG has provided to our wholly-owned U.S. subsidiary Biofrontera Inc. an inter-company loan to provide financial funds for our U.S. operations. The loan is denominated in U.S. dollars and interest bearing. Any fluctuation of the exchange rate between the euro and the US dollar will have an impact on our consolidated profit and loss statement.

Our product Ameluz® is manufactured by a third-party contract manufacturer in Switzerland. Any invoices by such manufacturer are denominated in Swiss Francs. We expect that as our sales and revenue increase, we would increase the manufacturing purchases from our Swiss manufacturer and could, therefore, be increasingly subject to currency exchange effects from these Swiss Franc denominated transactions with our Swiss manufacturer.

18

Results of Operations

Comparison of the six months ended June 30, 2020 to the six months ended June 30, 2019

Total Revenue

Total Revenue
	Six months ended June 30, unaudited		Increase (decrease)
	2020	2019	Amount	Percentage
	€ thousands (except percentages)
Germany	2,364	2,154	210	10%
United States	6,347	10,231	(3,884)	(38)%
Europe	965	1,357	(392)	(29)%
Other Regions	6,441	162	6,279	3,876%
Total Revenue	16,116	13,904	2,212	16%

We generated revenue of €16.1 million in the six months ended June 30, 2020, an increase of more than 16% over the comparable period in 2019.

The largest impact of the COVID-19 pandemic was felt in the United States, where our revenues decreased by 38% to €6.3 million in the six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019 of €10.2 million. This includes €157,000 in sales from the new product Xepi® in the six-month period ended June 30, 2020 compared to €282,000 in the six-month period ended June 30, 2019.

In Germany, we generated revenue of €2.4 million in the six months ended June 30, 2020, an increase of 10%, over the comparable period in 2019. In European countries other than Germany, we generated revenue of €965,000 in the six months ended June 30, 2020, a decrease of 29% over the comparable period in 2019. The revenue decline in countries in Europe other than Germany, was driven primarily by the impact of the COVID-19 pandemic.

In other regions, we generated revenue of €6.4 million in the six months ended June 30, 2019, as compared to €162,000 in the comparable period in 2019. The revenue increase in other regions was driven primarily by the one-time payment of €6 million under the Maruho license agreement.

Cost of Sales

Cost of Sales
	Six Months ended June 30, unaudited		Increase (decrease)
	2020	2019	Amount	Percentage
	€ thousands (except percentages)
Cost of sales	(1,491)	(2,483)	(992)	(40)%

Cost of sales was €1.5 million for the six months ended June 30, 2020, compared to €2.5 million for the six months ended June 30, 2019, a decrease in costs of €992,000. This decrease resulted primarily from a lower volume of products sold during the period.

Research and Development Expenses

Research and development expenses

Research and Development Expenses
	Six Months ended June 30, unaudited		Increase (decrease)
	2020	2019	Amount	Percentage
	€ thousands (except percentages)
Clinical studies (external expenses)	(1,080)	(715)	365	51%
FDA and EMA Fees	(312)	(165)	147	89%
Other research and development expenses	(997)	(1,442)	(445)	(31)%
Total research & development expenses	(2,389)	(2,322)	67	3%

19

Research and development expenses were €2.4 million for the six months ended June 30, 2020, compared to €2.3 million for the six months ended June 30, 2019. Research and development expenses incurred in the six months ended June 30, 2020 and 2019 were related to our clinical studies as well as expenses associated with maintaining our European and U.S. approval dossiers, preparing regulatory documentation and filing with regulatory authorities, in particular with the FDA in the United States, and the EMA in Europe for Ameluz® . A small portion of our expenses were associated with filing and maintaining our patents and other intellectual property rights.

General Administrative Costs

General and Administrative Expenses
	Six Months ended June 30, unaudited		Increase (decrease)
	2020	2019	Amount	Percentage
	€ thousands (except percentages)
General and administrative expenses	(4,412)	(7,768)	(3,356)	(43)%

General administrative expenses were €4.4 million for the six months ended June 30, 2020, compared to €7.8 million for the six months ended June 30, 2019, representing a significant decrease of €3.4 million. This decrease was due primarily to cost savings measures we implemented in response to the COVID-19 pandemic as well as lower legal costs.

Sales Costs

Sales Costs
	Six Months ended June 30, unaudited		Increase (decrease)
	2020	2019	Amount	Percentage
	€ thousands (except percentages)
Sales Costs	(12,151)	(14,195)	(2,044)	(14)%

Sales costs were €12.1 million for the six months ended June 30, 2020, compared to €14.2 million for the six months ended June 30, 2019, representing a decrease of €2.0 million. This decrease was driven primarily by a decrease in sales activity due to the COVID-19 pandemic as well as cost saving measures, the decrease was partly offset by the non-cash impairment of the Xepi-license of €2.0million. Sales costs include the costs of our own field sales team in Germany, Spain, the UK and the United States, as well as marketing expenses.

Interest Income and Expense

Interest Income and Expense
	Six Months ended June 30, unaudited		Increase (decrease)
	2020	2019	Amount	Percentage
	€ thousands (except percentages)
Interest Expense	(1,246)	(1,554)	(308)	(20)%
Interest Income	531	209	322	154%

Interest income was €531,000 for the six months ended June 30, 2020, compared with €209,000 for the six months ended June 30, 2019.

The amount of net interest was €(0.7) million for the six months ended June 30, 2020 compared to €(1.3) million) in the six months ended June 30, 2019, and mainly includes interest expenses for the EIB loan made available in July 2017 and which was increased by a further tranche in February 2019. Interest income of €0.5 million in the six months ended June 30, 2020 compared to an interest expense of € 0.2 million in the six months ended June 30, 2019, is reported from the re-evaluation of the performance component of the EIB loan. In addition, interest expenses include higher amounts from the compounding of non-current liabilities.

20

Other Income and Expense, Net

Other income and (expense), net

Other Income and (Expense), Net
	Six Months ended June 30, unaudited		Increase (decrease)
	2020	2019	Amount	Percentage
	€ thousands (except percentages)
Other income and (expense), net	(191)	23,236	(23,427)	(101)%

Other income and expense, net was €(191,000) for the six months ended June 30, 2020, compared to €23.2 million for the six months ended June 30, 2019. The decrease was primarily driven by (a) €17.3 million of other income in the form of badwill resulting from the negative difference in asset and liability items measured at fair value resulting from the purchase price allocation in 2019 and (b) €5.5 million of other income received from Maruho as reimbursement of restructuring expenses in 2019, in each case in connection with our acquisition of Cutanea Life Sciences, Inc. Expenses and income from currency translation are also included in other income and expense, net.

Liquidity and Capital Resources

We devote a substantial portion of our cash resources to research and development and sales, general and administrative activities primarily related to the commercialization of our products, Ameluz®, BF-RhodoLED® lamp and Xepi® We have financed our operations primarily with the proceeds of the issuance and sale of equity securities, warrant bonds and convertible bonds in Germany and the United States and, since May 2017, with proceeds from the EIB credit facility, and supply revenue and licensing income from some of our distribution and other partners. To date, we have generated supply revenue from direct sales in the United States, Germany, Spain and the UK as well as from sales to distribution partners in some European countries and Israel.

Our management board regularly reviews the equity ratio of Biofrontera AG as a standalone entity as well as on a consolidated basis with its subsidiaries. Management seeks to ensure an appropriate equity base, within the framework of expectations of the capital markets, and creditworthiness with respect to national and international business partners. Our management board seeks to ensure that all companies within our group have sufficient equity and debt funding at their disposal.

We have incurred losses and generated negative cash flows from operations since inception. As of June 30, 2020, we had an accumulated deficit of €158.3 million and cash and cash equivalents of €10.6 million. In May 2017, we entered into the EIB credit facility under which EIB agreed to provide us with loans of up to €20 million in the aggregate. In 2017, we borrowed €10 million under the EIB credit facility, all of which remained outstanding as of September 30, 2020. In February 2019, we borrowed another €5.0 million from this credit facility after the conditions had been met. The remaining tranche of €5.0 million has expired and can no longer be drawn. See “Description of Our Principal Financing Documents — European Investment Bank Loan Commitment and Security Agreements” below.

The following table summarizes our cash flows from operating, investing and financing activities for the periods presented:

	Six Months ended June 30, unaudited
	2020	2019
	€ thousands
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	(1,246)	(21,873)
Investing activities	1,764	(19,718)
Financing activities	(1,079)	4,278
Net increase (decrease) in cash and cash equivalents	(561)	2,123

21

Operating Activities

For the six months ended June 30, 2020 and 2019, our net cash used in operating activities was €1.25 million and €21.9 million, respectively. The decrease in net cash used in operating activities in the six months ended June 30, 2020 was driven primarily by the effects of the restructuring of Cutanea in the previous year.

Investing Activities

For the six months ended June 30, 2020, our net cash generated in investing activities was €1.8 million, compared to net cash used in investing activities of €19.7 million for the six months ended June 30, 2019. The net cash generated in investing activities during the six months ended June 30, 2020 was primarily from further cash inflow from start-up costs in connection with the acquisition of Cutanea Life Sciences, Inc.

Financing Activities

Our net cash provided by financing activities was €(1.1) million for the six months ended June 30, 2020 compared to €4.3 million for the six months ended June 30, 2019. The decrease in cash provided by financing activities during the six months ended June 30, 2020 compared to the prior-year period was primarily due to the receipt of proceeds from another tranche of the EIB loan in the first half of 2019, which did not recur in 2020.

Future Capital Requirements

The report of the independent registered public accounting firm accompanying our December 31, 2019 and 2018 audited financial statements contained an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. As a result of the one-time payment of €6 million under the Maruho license agreement and the issuance of the mandatory convertible bond 2021-22 in August 2020 with gross proceeds of €7.9 million, we believe that, as of the date of this Report on Form 6-K our existing cash and cash equivalents, together with revenue from product sales and future milestone or license payments, will be sufficient to enable us to fund our operating expenses and to advance our commercialization strategy in our key markets for the next 12 months. However, we also may raise additional funds from public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives to meet our working capital requirements and to fund the continuing commercialization of our existing products and the launch of any new products in the United States, the EU or other jurisdictions. Our existing financing arrangements place important restrictions on our ability to raise additional debt. See “Description of Our Principal Financing Documents” below.

Our need for additional sources of liquidity and capital will depend significantly on the level and timing of regulatory approval and product sales, as well as the extent to which we choose to establish collaboration, co-promotion, distribution or other similar agreements for our products and product candidates. Moreover, changing circumstances may cause us to spend cash significantly faster than we currently anticipate, and we may need to spend more cash than currently expected because of circumstances beyond our control.

We expect to continue to incur substantial additional operating losses from significant general and administrative (including relating to litigation), sales, marketing and manufacturing expenses in the United States as we seek to expand the commercialization of Ameluz® in the United States and undertake further clinical trials and other activities related to extending the approved indications for Ameluz®. In addition, we expect to incur additional expenses to add and improve operational, financial and information systems and personnel, including personnel to support our product commercialization efforts. We also expect to incur significant costs to continue to comply with corporate governance, internal controls and similar requirements applicable to us as a public company in the United States and in Germany. We also anticipate to incur significant expenses in connection with lawsuits brought by and against our competitor in the United States and by and against a shareholder.

Our future use of operating cash and capital requirements will depend on many forward-looking factors, including the following:

●	the costs of our commercialization activities for Ameluz®, most importantly in the United States;

●	the scope, progress, results and costs of development for extending indications for Ameluz®;

22

●	the costs of maintaining and extending our regulatory approvals;

●	the extent to which we acquire or invest in products, businesses and technologies;

●	the extent to which we choose to establish collaboration, co-promotion, distribution or other similar agreements for our products; and

●	the costs of preparing, submitting and prosecuting patent applications and maintaining, enforcing and defending intellectual property claims.

We may not have sufficient funds and may be unable to arrange for additional financing to pay the amounts due under our existing debt obligations, in particular the minimum €13.0 million payment that we must make on July 7, 2022 and a minimum payment of €6.5 million that we must make on February 4, 2024. To the extent that our capital resources are insufficient to meet our future operating and capital requirements, we will need to finance our cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives. We have no committed external sources of funds., Amounts that are repaid under the credit facility cannot be reborrowed. Additional equity or debt financing or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. In addition, the covenants under our existing debt obligations could limit our ability to obtain additional debt financing. For example, under the EIB credit facility, we are not permitted to incur additional third-party debt in excess of €1.0 million without the prior consent of EIB (subject to certain exceptions).

If we raise additional funds by issuing equity securities, our shareholders will experience dilution. Any additional debt financing or additional equity that we raise may contain terms that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us.

Description of Principal Financing Documents

European Investment Bank Loan Commitment and Security Agreements

On May 19, 2017, we entered into a Finance Contract with EIB, which we sometimes refer to as the EIB credit facility, whereby EIB has committed to lend us up to €20.0 million. The loan terms specify that the amounts drawn will be used to finance up to approximately 50% of specified research and development expenses forecast to be made by us between 2017 and 2020. The key terms of the EIB credit facility are as follows:

●	Term and Availability. The EIB credit facility can be drawn in up to four tranches each in a minimum amount of €5.0 million, each of which matures 5 years from the scheduled date of disbursement for the relevant tranche. The final availability date for the EIB credit facility was May 19, 2020.

●	Conditions to disbursement. We had drawn the first €10.0 million of the loan commitment in the form of two €5 million tranches in 2017. In February 2019 we drew another tranche of €5.0 million. The remaining tranche of €5.0 million has expired and cannot be drawn.

●	Use of Proceeds and Co-Funding Requirement. We are required to use proceeds from the EIB credit facility in order to fund post-marketing level clinical trials to produce data for obtaining regulatory clearance in the EU and United States for Ameluz® in different indications and treatment modalities, referred to as the “Project”. In addition, we are required to ensure that we have available, and to expend, our own funds to finance approximately 50% of the Project budget (which is approximately €40.0 million in total). This means that, for any given year we may use the EIB credit facility to finance only approximately 50% of costs related to the Project.

●	Interest. There are three components to the interest we pay under the EIB credit facility: quarterly floating interest payments, a deferred interest payment, and a performance participation interest payment. We make floating interest payments each quarter based on a rate per annum equal to EURIBOR plus 4.00%. The deferred interest and the performance participation interest payments are payable in full when the relevant tranche matures (or on any earlier prepayment date). Deferred interest accrues daily on each €5.0 million tranche at a rate of 6.0% per annum. For each €5.0 million tranche, the performance participation interest amount is equal to the product of EIB’s disbursement date notional equity proportion in respect of such tranche multiplied by our market capitalization on the maturity date of such tranche. The disbursement date notional equity proportion in relation to the outstanding €10.0 million tranche of the loan is 0.64% and the disbursement date notional equity proportion in relation to the outstanding €5.0 million tranche of the loan is 0.20%.

23

●	Restriction on Debt. We are not permitted to incur additional third-party debt in excess of €1.0 million without the prior consent of EIB. This restriction is subject to certain exceptions, such as for ordinary course deferred purchase arrangements and, subject to maximum amounts, various types of leases.

●	Events of Default. The EIB credit facility contains a number of provisions allowing EIB to accelerate the payment of all or part of amounts outstanding under the EIB credit facility, including customary acceleration provisions for failure to make payments, inaccuracy of representations and warranties, default on other loan obligations (cross-default), illegality or change of law, and events relating to bankruptcy, insolvency and administration. In addition, EIB may accelerate upon any event or change in condition which in the opinion of EIB has a material adverse effect on our business, operations, property, condition (financial or otherwise) or prospects, or on the business, operations, property,

Convertible Bond II

In January 2017, we issued a convertible bond with an aggregate principal amount of €4.999 million, which is divided into 49,990 non-registered pari passu ranking bonds, each with a principal amount of €100. These bonds bear interest at a rate of 6% per annum on their principal amount from and including February 1, 2017. We must pay interest on these bonds semi-annually in arrears on January 1 and July 1 of each year. We must redeem these bonds in full on January 1, 2022, by paying the outstanding principal amount, together with accrued interest on the principal amount until (but excluding) the maturity date, unless they have previously been redeemed or converted or purchased and cancelled. The bonds were offered on a preemptive basis to all existing shareholders and were fully subscribed.

The terms and conditions of these bonds provide that each bondholder is entitled to declare due and payable the entire principal amount and any other claims arising from the bonds if we fail to pay within 30 days after the relevant payment date any amounts due and payable on the bonds or we exceed the “permissible indebtedness” under the terms and conditions by incurring additional debt. We will be deemed to exceed the “permissible indebtedness” if, as a result of our incurrence of any debt, both (1) our “net financial indebtedness” exceeds €25 million, and (2) our “net indebtedness quota” exceeds 4.0. “Net financial indebtedness” is defined as (i) the sum of long-term financial liabilities and short-term financial debt, less (ii) cash and cash equivalents, and “net indebtedness quota” is defined as the quotient of (i) our “net financial indebtedness” divided by (ii) our EBITDA (as defined in the terms and conditions of the bonds). For purposes of these calculations, all relevant figures are determined based on our most recent published annual or interim quarterly financial reports at the time we incur additional debt. We will not be deemed to exceed the “permissible indebtedness” if the “net indebtedness quota” exceeds 4.0 due to a reduction of our EBITDA.

We granted each bondholder the right to convert its bonds, at any time, in whole but not in part, into our ordinary shares, at a conversion price per share equal to: €3.50 per share from the date of issuance until March 31, 2017; €4.00 per share from April 1, 2017 until December 31, 2018; and €5.00 per share from January 1, 2018 until maturity. In March 2018 the conversion price was reduced to €4.75 in accordance with section 11 of the bond terms and conditions. As of the date of this Report on Form 6-K, a principal amount of €3.0 million of these convertible bonds has been converted into shares.

For more information on Convertible Bond II, see Note 10 (Financial Liabilities) to our audited consolidated financial statements for the fiscal years ended December 31, 2019 included in our Annual Report on Form 20-F filed with the Commission on April 21, 2020.

Convertible Bond III

In August 2020, we issued a mandatory convertible bond with an aggregate principal amount of €7.9 million with a mandatory conversion right for the life of the bond. The gross proceeds to us from the bond offering were €7.9 million. In November 2020, we exercised the mandatory conversion right once the trigger price for our shares had been exceeded (which was €4.50) and converted all outstanding bonds into 2,638,150 of our ordinary shares.

24

Off-Balance Sheet Transactions

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The condensed interim consolidated financial statements as of June 30, 2020 were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) as well as the interpretations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) for “Interim Financial Reporting” in accordance with IAS 34, as adopted by the IASB. As a consequence, they do not include all information and disclosures required for consolidated financial statements, and for this reason should be read in connection with the consolidated financial statements for the fiscal year ended December 31, 2019.

As part of preparing the interim consolidated financial statements, our management board must make assumptions that affect the application of accounting policies within Biofrontera, and the reporting of assets and liabilities as well as income and expenses. Actual amounts can differ from such estimates. The accounting policies applied in the preparation of the consolidated financial statements as of December 31, 2019 were adopted unchanged for the preparation of these condensed interim consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following information updates and replaces the disclosures in “Item 11 Quantitative and Qualitative Disclosures About Market Risk” in our 2019 Form 20-F.”

We are exposed to various risks in relation to financial instruments including credit risk, liquidity risk and currency risk. Our risk management is coordinated by our management board. We do not engage in the trading of financial assets for speculative purposes. The most significant financial risks to which we are exposed include the following discussed below. Please see note 15 (Reporting on Financial Instruments) to our consolidated financial statements for the fiscal year ended December 31, 2019 for additional information.

Liquidity risk

We have been dependent on our shareholders and bondholders for the funding of our operations. As described in note 1 of our consolidated audited financial statements included in our 2019 Form 20-F, our ability to continue as a going concern is dependent on the ability of our company or subsidiaries to raise additional funds by way of debt and/or equity offerings to enable our company or subsidiaries to fund our clinical trial programs and commercialization plans. Additionally, changing circumstances may cause our company or subsidiaries to consume capital significantly faster than we currently anticipate, including as a result of a temporary but significant decline in demand for our products as a result of the COVID-19 pandemic, and our company or subsidiaries may need to spend more money than currently expected because of circumstances beyond our control. We will require additional capital for the further development and commercialization of our products and product candidates. We may need substantial additional funds to fully develop, manufacture, market and sell our other potential products. See “Risk Factors” in our 2019 Form 20-F.

As of the date of this Report on Form 6-K, we believe that existing cash and cash equivalents will be sufficient to fund operations for the next 12 months at least. The report of the independent registered public accounting firm accompanying our December 31, 2019 and 2018 audited financial statements in our 2019 Form 20-F contained an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. The prior financing requirement of at least €5 million to maintain business operations until the end of April 2021 was met by our successful placement of a mandatory convertible bond generating gross proceeds of €7.9 million, providing us with sufficient liquidity at present. With regard to material uncertainties in connection with the going concern status, we refer to “Note 33—Subsequent events—Effects of the COVID-19 pandemic,” in the notes to our consolidated audited financial statements included in our 2019 Form 20-F.

Currency risk

We are subject to currency risk, as our income and expenditures are denominated in euro, Swiss francs and the U.S. dollar. As such we are exposed to exchange rate fluctuations between such foreign currencies and the euro. We aim to match foreign currency cash inflows with foreign cash outflows where possible. We do not hedge this exposure. If we increase sales of our products in the U.S., we would expect to have significant increases in cash balances, revenues and sales and marketing costs denominated in U.S. dollars and in Swiss francs, while we would expect the majority of our development and operating costs to remain denominated in euro. Between January 2015 and March 2020, the exchange rate between the U.S. dollar and the euro ranged between 1.0375 dollars per euro and 1.2488 dollars per euro, and the exchange rate between the Swiss franc and the euro ranged between 0.9816 Swiss franc per euro and 1.2383 Swiss franc per euro. Based on certain assumptions relating to our operations (which assumptions may prove incorrect) and our internal models, we believe that, with respect to the fiscal year ended December 31, 2019, an average 10% appreciation of the U.S. dollar against the euro would have resulted in an increase of approximately €3.4 million in our net income for such period, whereas we believe that an average 10% depreciation of the U.S. dollar against the euro would have resulted in a decrease of approximately €2.7 million in our net income during such period.

25